UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

Form 6-K

Signature	3

Exhibit Index	4

Exhibit 99.1 – Press Release	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Tianruo Pu
Name:	Tianruo Pu
Title:	Chief Financial Officer

Date: December 26, 2011

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

December 23, 2011

China Nuokang Bio-Pharmaceutical Inc. Announces Results of Annual General Meeting

BEIJING, Dec. 23, 2011 (GlobeNewswire via COMTEX) – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that the Company held its annual general meeting at 9 a.m. Beijing time on December 23, 2011.

Each of the proposals submitted for shareholder approval was approved.

The primary resolution approved was to appoint Ernst & Young Hua Ming as the independent auditor of the Company for the fiscal year ending December 31, 2011.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq: NKBP) is a fully integrated, China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,900 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s growth prospects, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections, which are subject to numerous assumptions, risks and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “will,” “future” and “believe” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Contact:

ICR, Inc.

In the U.S.: Ashley De Simone: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510

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